Third Quarter Financial Results
For the Nine Months Ended December 31, 2006 – Consolidated

February 8, 2007

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code: 9101
Listings: The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL: http://www.nykline.co.jp/
Head Office: Tokyo Japan
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986
Keizo Nagai, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

1. Notes Related to the Preparation of This Report

1) Use of simplified accounting method: Yes
   (Used in recording income tax and other taxes.
   Used in part to record other items that have minimal impact on earnings.)
2) Changes in accounting policies from the last accounting period: None
3) Changes in the scope of consolidation or application of the equity method from the last fiscal period:
   Number of consolidated subsidiaries: Newly included: 69; Newly excluded: 17
   Number of affiliated companies accounted for by the equity method: Newly included: 3; Newly excluded: 0

2. Consolidated Financial Results for the Nine Months Ended December 31, 2006
(April 1, 2006 to December 31, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items	
	million yen	%	million yen	%	million yen	%
Nine months ended December 31, 2006	1,602,258	12.5	76,980	- 35.9	80,380	- 33.5
Nine months ended December 31, 2005	1,423,785	19.8	120,020	- 2.0	120,903	3.6
Year ended March 31, 2006	1,929,302		140,481		140,451	

	Net income		Net income per share	Net income per share – fully diluted
	million yen	%	yen	yen
Nine months ended December 31, 2006	48,657	- 36.1	39.65	-
Nine months ended December 31, 2005	76,130	44.5	62.37	-
Year ended March 31, 2006	92,058		75.04	-

Notes: 1. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
2. Net income per share – fully diluted data are not shown in the above table, as there are no potential securities outstanding.

(2) Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	yen
Nine months ended December 31, 2006	2,057,261	669,856	30.5	511.32
Nine months ended December 31, 2005	1,873,206	550,859	29.4	451.34
Year ended March 31, 2006	1,877,440	575,366	30.6	471.05

3. Forecasts of Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share for the full year
	million yen	million yen	million yen	million yen	yen
Full year	2,122,000	110,000	110,000	65,500	53.31

(Reference)

Forecasts of Non-Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income	Net income per share for the full year
	million yen	million yen	million yen	million yen	yen
Full year	1,055,000	51,000	56,000	38,500	31.34

Prerequisites for forecasts: Foreign exchange rate (from February 1, 2007 to March 31, 2007): ¥120/US$
Bunker oil price (from January 1, 2007 to March 31, 2007): US$290/MT

* The above forecasts incorporate certain assumptions the company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures.

Operating Results

In the nine months ended December 31, 2006, NYK Line posted consolidated revenues of ¥1,602.2 billion (vs. ¥1,423.7 billion for the same period a year ago), operating income of ¥76.9 billion (vs. ¥120.0 billion), income before extraordinary items of ¥80.3 billion (vs. ¥120.9 billion) and net income of ¥48.6 billion (vs. ¥76.1 billion).

Overview

Consolidated revenues climbed 12.5% compared with the same period a year ago, as shipping revenues in the liner trade and other shipping segments increased on the back of higher shipping volume reflecting fleet expansion and weaker yen. Other factors such as revenue expansion in the logistics segment and conversion of Nippon Cargo Airlines Co., Ltd. into a consolidated subsidiary in the previous fiscal year also contributed to the growth in consolidated revenue. Operating income, on the other hand, declined 35.9%, as costs and expenses increased 17.6% due to surge in bunker oil prices. This resulted in the ratio of operating income to revenues falling 3.6 percentage points to 4.8% from 8.4% in the same period a year ago. While the non-operating balance improved mainly on increases in equity in income from non-consolidated subsidiaries and extraordinary gains expanded on sale of investment securities, income before extraordinary items fell 33.5% and net income declined 36.1%.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change	Impact
Average exchange rate	¥115.96/ US$1.00	¥111.66/ US$1.00	Yen down ¥4.30	¥4.5 billion
Average bunker oil price	US$326.34 / metric ton	US$273.92 / metric ton	Price up US$52.42	-¥11.8 billion

Notes: 1. A ¥1 change against US$1.00 has an annualized impact of around ¥1.4 billion on income before extraordinary items.

2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥300 million.


YEN
Exchange Rate Changes
135
130
125
120
115
110
105
100
95
90
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10

Period : April 2002–January 2007


US $
Changes in Bunker Fuel Prices
360
340
320
300
280
260
240
220
200
180
160
140
120
100
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04
06/10

Period : April 2002–December 2006

Segment Information

<Liner Trade>

In the liner trade segment centered on container transport, freight volumes were firm during the nine months under review. While freight-rates recovered in the Asia-Europe and Asia-Australia routes, the increases were not enough to offset the impact of the rate declines from the end of 2005 through the beginning of 2006. The bunker oil price, which had been hovering at high levels since the beginning of the current fiscal year, started to come down, though it is still at comparatively high levels. As a result, the liner trade segment registered a large decline in its overall business performance compared with the same period a year ago.

<Other Shipping>

The other shipping segment consists of the bulker and specialized carrier operations and tanker operations. The bulker and specialized carrier operations are centered on the transport of automobiles and bulk items such as iron ore and coal, while the tanker operations mainly handle crude oil, LNG, petroleum and chemical products.

Bulker and Specialized Carriers

The volume of automobile transport remained strong led primarily by routes to North America and the Middle East, and the Company introduced five newly built vessels and strived to ensure efficient vessel allocation. As a result, the number of automobiles the Company transported during the nine months under review exceeded the volume it registered in the same period a year ago. The rates for bulk carriers remained rather strong during the third quarter, maintaining high levels despite persistent fluctuations. Nevertheless, the financial results for the bulk carriers underperformed the same period a year ago, hurt primarily by the high bunker oil price.

Tankers

Operations of crude oil tankers and LPG and LNG carriers under long-term contracts remained favorable. On the other hand, the market for crude oil tankers and petroleum-product carriers was stagnant as freight volume declined due to factors such as excessive stocks, slowdown in the U.S. economic growth, unseasonably warm winter around the world and cut in output by the OPEC nations. As a result, earnings of the tanker business fell compared with the same period a year ago.


Dry Bulk Freight Rates Changes
in B.D.I.
6500
5500
4500
3500
2500
1500
500
2001
2002
2003
2004
2005
2006
2007

Period: January 2001–January 2007

Tanker Freight Rates
The Maximum Freight Rates for VLCC's from
the Middle East to Japan

World Scale

370
320
270
220
170
120
70
20

2001 2002 2003 2004 2005 2006 2007

Period: January 2001–January 2007

<Logistics>

NYK Logistics recorded significant increases in both profits and revenues compared with the same period a year ago, as the business steadily handled the peak season of the third quarter in all the regions where it operates. The airfreight business by Yusen Air & Sea Service Co., Ltd. were adversely affected by declining export demand from Japan, while overseas business remained robust.

<Terminal and Harbor Transport >

The terminal and harbor transport services saw growth in profits compared with the same period a year ago, as cargo-handling fees improved and affiliates posted strong earnings. Tugboat services, transferred from the other services segment to the terminal and harbor transport segment in this fiscal period, also posted sound financial results.

<Cruises>

In the cruise business, the strong demand in the U.S. market continued even after the peak summer season. In Japan, the Company succeeded in expanding sales as planned with the introduction of *Asuka II*. As a result, the segment's earnings considerably exceeded the same period a year ago.

<Real Estate and Other Services>

In the real estate business, the Company strived to improve occupancy rate and reduce cost mainly in the office rental service against the backdrop of strong office demand. In other services, revenues at the wholesale business of petroleum products significantly exceeded the results for the same period a year ago buoyed by price increases in such products. The manufacturing and processing business saw a slight improvement in earnings compared with the same period a year ago, while the restaurant business recorded decline in both incomes and revenues. Loss at Nippon Cargo Airlines Co., Ltd., consolidated in August 2005, expanded compared with the same period a year ago, reflecting the reduction in the scale of the business accompanying renewal of aircrafts as well as the increase in maintenance expenses.

Financial Position

As of December 31, 2006, total assets increased ¥179.8 billion to ¥2,057.2 billion from the end of the previous fiscal year. The trend primarily reflects an increase of ¥26.4 billion in accounts receivable-trade due to increased business transactions, a rise of ¥55.8 billion in construction in progress largely due to fleet-enhancement related investments, a ¥33.5 billion increase in investment securities mainly as a result of a capital alliance with Yamato Holdings Co., Ltd. and an ¥8.4 billion rise in long-term loans.

Total liabilities increased ¥121.3 billion to ¥1,387.4 billion compared with the end of the previous fiscal year, mainly due to a ¥120.6 billion increase in interest-bearing debts following issuance of commercial papers and bonds.

The sum of shareholders' capital and valuation and translation adjustments came to ¥628.1 billion. Total net assets, including ¥41.6 billion in minority interests, mounted to ¥669.8 billion. As a result, the debt-equity ratio was 1.4, an increase of 0.1 percentage point from the end of the previous fiscal year.

Outlook (Revised Forecasts)

We have revised our forecasts for the fiscal year ending March 31, 2007, as the result of continuously weak market of crude oil tankers and petroleum-product carriers, and the downward revision of the performance target of Nippon Cargo Airlines Co., Ltd., in other services segment.

(In billion yen)

Forecast of Results for Fiscal Year Ending March 31, 2007			Revised Forecast	Previous Forecast (November 9)	Change	Percent Change
Full year	Revenues	Consolidated	2,122.0	2,100.0	22.0	1.0%
		Non-consolidated	1,055.0	1,035.0	20.0	1.9%
	Operating income	Consolidated	110.0	115.0	-5.0	-4.3%
		Non-consolidated	51.0	52.0	-1.0	-1.9%
	Income before extraordinary items	Consolidated	110.0	115.0	-5.0	-4.3%
		Non-consolidated	56.0	57.0	-1.0	-1.8%
	Net income	Consolidated	65.5	68.0	-2.5	-3.7%
		Non-consolidated	38.5	38.0	0.5	1.3%

Forecast conditions:
Exchange rates: ¥120/US$1.00(February 1, 2007 to March 31, 2007)
Bunker oil prices: $290/metric ton (January 1, 2007 to March 31, 2007)

Operational and Other Risks

The business performance forecasts contained in these materials are subject to a variety of risks and uncertainties, which may cause actual results to differ materially from those projected. These risk factors and uncertainties include a major accident involving NYK Group ships and aircrafts, the possibility of shifts in market and economic conditions that affect the NYK Group's operations, significant changes in the shipping market, sharp fluctuations in foreign exchange rates, interest rates and fuel prices, and social turmoil caused by war, terrorism, or infectious diseases. The items described above are some of the potential risks that the NYK Group faces, and are not intended to encompass all potential risks.

Consolidated Financial Statements

Summary of Consolidated Balance Sheets

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
Current assets							
Cash and time deposits	86,953		80,604		6,348	83,650	
Notes and accounts receivable-trade	229,904		203,501		26,402	219,024	
Marketable securities	2,108		1,722		385	1,606	
Inventories	35,712		34,879		833	32,803	
Deferred/prepaid expenses	54,908		56,460		- 1,552	56,895	
Deferred tax assets	4,804		6,660		- 1,855	2,904	
Other	123,738		81,385		42,352	95,990	
Allowance for doubtful accounts	- 6,342		- 4,678		- 1,664	- 3,497	
Total current assets	531,787	25.8	460,536	24.5	71,251	489,377	26.1
Non-current assets							
[Tangible non-current assets]							
Vessels	449,667		456,982		- 7,314	466,178	
Buildings and structures	75,960		74,935		1,024	73,199	
Aircraft	23,919		26,929		- 3,009	28,876	
Machinery, equipment and vehicles	27,330		25,710		1,620	24,908	
Equipment and fixtures	7,449		7,454		- 4	7,647	
Land	64,575		61,026		3,549	60,739	
Construction in progress	253,516		197,639		55,876	182,313	
Other	6,109		5,386		723	5,332	
Total tangible non-current assets	908,530	44.2	856,065	45.6	52,465	849,196	45.3
[Intangible non-current assets]							
Leasehold	2,201		2,363		- 161	2,050	
Software	29,522		26,570		2,952	23,088	
Goodwill	17,424		-		17,424	-	
Consolidation goodwill	-		17,847		- 17,847	15,466	
Other	6,337		6,138		198	6,280	
Total intangible non-current assets	55,485	2.7	52,919	2.8	2,566	46,885	2.5
[Investments and other assets]							
Investment securities	444,175		410,675		33,500	400,082	
Long-term loans	14,643		6,210		8,432	7,150	
Deferred tax assets	7,647		7,840		- 192	7,265	
Other	94,859		84,922		9,937	74,878	
Allowance for doubtful accounts	- 1,475		- 1,790		314	- 1,705	
Total investments and other assets	559,851	27.2	507,858	27.1	51,993	487,671	26.1
Total non-current assets	1,523,868	74.1	1,416,843	75.5	107,024	1,383,752	73.9
Deferred assets	1,605	0.1	60	0.0	1,544	75	0.0
Total assets	2,057,261	100.0	1,877,440	100.0	179,820	1,873,206	100.0

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
Current liabilities							
Notes and accounts payable-trade	197,564		177,073		20,490	180,710	
Current portion of long term corporate bonds	20,000		4,800		15,200	4,800	
Short-term bank loans	236,790		222,294		14,495	221,975	
Commercial paper	47,000		32,700		14,300	63,000	
Income tax payable	17,542		30,747		- 13,204	23,567	
Deferred tax liabilities	3,679		382		3,296	846	
Advances received	58,680		61,816		- 3,135	57,902	
Employees' bonuses accrued	7,838		10,094		- 2,256	7,428	
Directors' bonuses accrued	271		-		271	-	
Other	79,786		72,245		7,540	69,887	
Total current liabilities	669,152	32.5	612,154	32.6	56,998	630,117	33.6
Long-term liabilities							
Bonds	168,352		102,000		66,352	102,000	
Long-term debt	414,532		404,230		10,302	416,999	
Deferred tax liabilities	81,605		73,453		8,152	67,830	
Reserve for employees' retirement benefits	17,802		19,445		- 1,642	18,752	
Reserve for directors' retirement benefits	2,301		2,086		215	1,933	
Reserve for periodic dry docking of vessels	2,908		2,116		791	2,071	
Other	30,749		50,610		- 19,861	45,987	
Total long-term liabilities	718,252	34.9	653,942	34.9	64,309	655,575	35.0
Total liabilities	1,387,404	67.4	1,266,096	67.5	121,308	1,285,692	68.6
Minority interests	-	-	35,977	1.9	-	36,654	2.0
Shareholders' equity							
Common stock	-	-	88,531	4.7	-	88,531	4.7
Additional paid-in capital	-	-	94,427	5.0	-	94,427	5.1
Retained earnings	-	-	266,567	14.2	-	249,552	13.3
Net unrealized holding gain on available-for-sale securities	-	-	127,756	6.8	-	121,316	6.5
Foreign currency translation adjustments	-	-	1,854	0.1	-	728	0.0
Treasury stock	-	-	- 3,770	- 0.2	-	- 3,696	- 0.2
Total shareholders' equity	-	-	575,366	30.6	-	550,859	29.4
Total liabilities, minority interests and shareholders' equity	-	-	1,877,440	100.0	-	1,873,206	100.0

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
Shareholders' capital							
Common stock	88,531	4.3	-	-	-	-	-
Additional paid-in capital	97,184	4.7	-	-	-	-	-
Retained earnings	294,121	14.3	-	-	-	-	-
Treasury stock	- 739	- 0.0	-	-	-	-	-
Total shareholders' capital	479,096	23.3	-	-	-	-	-
Valuation and translation adjustments							
Net unrealized holding gain on available-for-sale securities	127,632	6.2	-	-	-	-	-
Net deferred gains on hedge contracts	13,750	0.7	-	-	-	-	-
Foreign currency translation adjustments	7,702	0.4	-	-	-	-	-
Total valuation and translation adjustments	149,084	7.3	-	-	-	-	-
Minority interests	41,674	2.0	-	-	-	-	-
Total net assets	669,856	32.6	-	-	-	-	-
Total liabilities and net assets	2,057,261	100.0	-	-	-	-	-

Summary of Consolidated Statements of Income

(In million yen)

	Nine months ended December 31, 2006 (A)		Nine months ended December 31, 2005 (B)		(A)-(B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Revenues	1,602,258	100.0	1,423,785	100.0	178,472	1,929,302	100.0
Cost and expenses	1,368,054	85.4	1,163,519	81.7	204,535	1,594,598	82.7
Gross profit	234,203	14.6	260,266	18.3	- 26,062	334,703	17.3
Selling, general and administrative expenses	157,223	9.8	140,245	9.9	16,977	194,222	10.0
Operating income	76,980	4.8	120,020	8.4	- 43,040	140,481	7.3
Non-operating income							
Interest and dividend income	9,506		7,389		2,117	8,990	
Equity in income of unconsolidated subsidiaries and affiliates	3,286		159		3,127	1,868	
Other non-operating income	5,921		6,493		- 571	7,529	
Total non-operating income	18,714	1.2	14,041	1.0	4,672	18,388	1.0
Non-operating expenses							
Interest expenses	13,683		12,006		1,677	15,647	
Other non-operating expenses	1,631		1,152		478	2,770	
Total non-operating expenses	15,315	1.0	13,159	0.9	2,155	18,418	1.0
Income before extraordinary items	80,380	5.0	120,903	8.5	-40,523	140,451	7.3
Extraordinary gains							
Gain on sale of non-current assets	1,180		5,785		- 4,605	6,155	
Gain on sale of investment securities	3,959		51		3,907	6,613	
Other extraordinary gains	2,764		1,131		1,632	1,717	
Total extraordinary gains	7,903	0.5	6,969	0.5	933	14,487	0.8
Extraordinary losses							
Loss on disposal of non-current assets	382		514		- 131	2,247	
Other extraordinary losses	5,450		4,752		698	7,131	
Total extraordinary losses	5,833	0.4	5,266	0.4	567	9,378	0.5
Income before income taxes and minority interests	82,450	5.1	122,606	8.6	- 40,156	145,560	7.6
Income taxes	32,646	2.0	43,710	3.1	- 11,063	50,577	2.6
Minority interests	1,146	0.1	2,765	0.2	- 1,619	2,924	0.2
Net income	48,657	3.0	76,130	5.3	-27,473	92,058	4.8

Summary of Statements of Changes in Consolidated Net Assets

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006)

(In million yen)

	Shareholders' capital					Valuation and translation adjustments					
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance as of March 31, 2006	88,531	94,427	266,567	-3,770	445,755	127,756	-	1,854	129,610	35,977	611,343
Change during the period											
Distribution of retained earnings*			-10,984		-10,984						-10,984
Interim distribution of retained earnings			-11,058		-11,058						-11,058
Directors' bonuses*			-461		-461						-461
Net income			48,657		48,657						48,657
Purchase of treasury stock				-242	-242						-242
Disposal of treasury stock		2,756		3,273	6,029						6,029
Increase in retained earnings due to an increase in the number of consolidated subsidiaries			922		922						922
Increase in retained earnings due to changes in accounting period of consolidated subsidiary			87		87						87
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries			-11		-11						-11
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method			190		190						190
Decrease in retained earnings due to an increase in the number of affiliates accounted for by the equity method			-70		-70						-70
Other			281		281						281
Net change in items other than shareholders' capital during the period						-124	13,750	5,848	19,474	5,697	25,171
Total change during the period	-	2,756	27,553	3,031	33,341	-124	13,750	5,848	19,474	5,697	58,512
Balance as of December 31, 2006	88,531	97,184	294,121	-739	479,096	127,632	13,750	7,702	149,084	41,674	669,856

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

Segment Information by Business

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	427,672	567,784	350,017	70,577	33,985	6,741	145,478	1,602,258	-	1,602,258
(2) Inter-segment revenues	3,889	4,661	1,634	23,202	-	1,950	62,523	97,862	- 97,862	-
Total	431,561	572,445	351,652	93,780	33,985	8,692	208,002	1,700,120	- 97,862	1,602,258
Operating costs and expenses	438,733	495,553	340,227	88,022	29,665	6,289	225,060	1,623,553	- 98,276	1,525,277
Operating income/loss	- 7,171	76,892	11,425	5,757	4,319	2,402	- 17,058	76,566	413	76,980
Income/loss before extraordinary items	- 7,035	76,401	12,034	4,021	3,939	2,895	- 11,885	80,371	8	80,380

Nine months ended December 31, 2005 (April 1, 2005 – December 31, 2005)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	399,360	497,373	313,951	63,893	32,344	7,016	109,845	1,423,785	-	1,423,785
(2) Inter-segment revenues	3,672	3,503	1,267	20,901	-	2,143	48,854	80,343	- 80,343	-
Total	403,032	500,876	315,218	84,795	32,344	9,160	158,700	1,504,128	- 80,343	1,423,785
Operating costs and expenses	384,528	416,974	305,454	79,211	30,619	6,819	160,538	1,384,144	- 80,380	1,303,764
Operating income/loss	18,504	83,901	9,764	5,583	1,725	2,341	- 1,837	119,983	37	120,020
Income/loss before extraordinary items	20,061	85,460	9,855	1,669	1,287	2,771	- 200	120,905	- 2	120,903

Year ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
Revenues										
(1) Revenues from customer	534,636	672,779	424,645	83,109	40,750	9,451	163,929	1,929,302	-	1,929,302
(2) Inter-segment revenues	4,542	4,957	1,785	28,365	-	3,071	70,339	113,062	-113,062	-
Total	539,178	677,736	426,431	111,475	40,750	12,523	234,269	2,042,364	-113,062	1,929,302
Operating costs and expenses	523,153	571,399	413,680	104,174	40,229	9,673	239,628	1,901,939	-113,118	1,788,821
Operating income/loss	16,025	106,337	12,750	7,300	520	2,849	-5,359	140,425	55	140,481
Income/loss before extraordinary items	17,535	108,229	12,992	2,188	-207	3,410	-3,699	140,449	2	140,451

Notes:

1. Change of classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup. From this accounting period, "tugboat operation," which has been hitherto included in "Other" segment, is categorized into "Terminal and Harbor Transport" segment in order to improve consistency with the categories used for business management. The effect on the segment information arising from this change is minimal.

2. Classification of business segment:
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification.
3. Major operation and services in each segment:

Liner Trade ························	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Other Shipping ························	Ocean・coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics ························	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport ···········	Container terminals business, harbor transport services, tugboat operation
Cruise ························	Ownership and operation of passenger boats
Real Estate ························	Rental, management and sale of real estate properties
Other ························	Domestic shipping agency (dedicated to the servicing of Group and non-Group company needs), wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products, travel agency, and air freight services.

4. Common operating expenses are allocated to individual segments.
5. During the nine-month period under review, operational results of the Other segment includes those of the air freight business as follows: revenues of ¥75,241 million (including ¥68,539 million from external customers and ¥6,701 million in inter-segment revenue or transfer), operating expenses of ¥90,667 million, operating loss of ¥15,426 million and loss before extraordinary items of ¥12,006 million.

Non-consolidated Financial Statements

Summary of Non-consolidated Balance Sheets

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Assets							
Current assets							
Cash and time deposits	9,899		11,808		-1,909	17,568	
Accounts receivable-trade	75,789		66,071		9,718	69,646	
Short-term loans	84,400		93,446		-9,045	88,819	
Advances paid	-		1,072		-1,072	1,261	
Inventories	19,532		21,270		-1,737	18,424	
Deferred/prepaid expenses	45,460		48,089		-2,628	47,264	
Receivable from agencies	14,481		5,610		8,870	10,505	
Deferred tax assets	7,623		7,738		-115	6,179	
Other	24,604		14,703		9,900	18,480	
Allowance for doubtful accounts	-20,787		- 21,572		784	-21,829	
Total current assets	261,004	21.8	248,239	22.5	12,764	256,320	23.3
Non-current assets							
[Tangible non-current assets]							
Vessels	84,462		94,472		-10,010	98,003	
Buildings	21,703		22,493		-790	22,151	
Structures	839		892		-52	949	
Machinery and equipment	527		625		-97	691	
Vehicles	67		90		-22	112	
Equipment and fixtures	1,312		1,577		-265	1,635	
Land	31,023		31,059		-36	31,072	
Construction in progress	408		22		385	318	
Total tangible non-current assets	140,345	11.7	151,235	13.7	-10,889	154,934	14.1
[Intangible non-current assets]							
Leasehold	511		511		-	513	
Software	26,373		22,832		3,541	19,288	
Other	123		142		-18	153	
Total intangible non-current assets	27,008	2.3	23,486	2.1	3,522	19,955	1.8
[Investments and other assets]							
Investment securities	344,496		328,825		15,671	323,710	
Shares of affiliates and investment in affiliates	223,831		180,548		43,282	175,885	
Long-term loans	175,023		149,570		25,452	151,329	
Other	30,285		29,088		1,196	28,406	
Allowance for doubtful accounts	-7,799		-9,062		1,263	-9,068	
Total investments and other assets	765,836	64.1	678,970	61.7	86,866	670,264	60.8
Total non-current assets	933,191	78.1	853,691	77.5	79,499	845,153	76.7
Deferred assets							
Bond issuance expenses	1,603		60		1,543	75	
Total deferred assets	1,603	0.1	60	0.0	1,543	75	0.0
Total assets	1,195,798	100.0	1,101,991	100.0	93,807	1,101,549	100.0

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Liabilities							
Current liabilities							
Accounts payable-trade	75,726		70,670		5,056	69,892	
Current portion of long term corporate bonds	20,000		4,800		15,200	4,800	
Short-term bank loans	38,296		44,563		-6,267	41,689	
Commercial paper	47,000		32,700		14,300	63,000	
Accounts payable-other	8,445		3,950		4,494	1,823	
Income tax payable	4,938		15,914		-10,975	13,446	
Advances received	29,676		35,052		-5,375	30,029	
Deposits payable	36,579		41,123		-4,544	38,329	
Payable to agencies	2,120		3,629		-1,508	2,248	
Employees' bonuses accrued	2,728		3,090		-361	2,529	
Directors' bonuses accrued	120		-		120	-	
Other	6,234		11,224		-4,990	6,514	
Total current liabilities	271,867	22.7	266,719	24.2	5,147	274,303	24.9
Long-term liabilities							
Bonds	168,352		102,000		66,352	102,000	
Long-term debt	205,739		193,650		12,088	204,353	
Deferred tax liabilities	59,173		58,730		442	52,972	
Reserve for employees' retirement benefits	-		847		-847	958	
Reserve for periodic dry docking of vessels	2,165		1,398		767	1,366	
Other	14,015		15,753		-1,738	15,780	
Total long-term liabilities	449,445	37.6	372,380	33.8	77,065	377,431	34.3
Total liabilities	721,312	60.3	639,099	58.0	82,213	651,735	59.2
Shareholders' equity							
Common stock	-	-	88,531	8.0	-	88,531	8.0
Additional paid-in capital							
Capital reserve	-	-	93,198	8.4	-	93,198	8.4
Retained earnings	-	-	164,117	14.9	-	155,920	14.2
Legal reserve	-		13,146		-	13,146	
Voluntary reserves							
Reserve for dividends payable	-		50		-	50	
Special depreciation reserve	-		3,420		-	3,420	
Reserve for possible loss on investment	-		2		-	2	
Reserve for advanced depreciation	-		3,102		-	3,102	
General reserve	-		73,324		-	73,324	
Unappropriated retained earnings	-		71,070		-	62,873	
Net unrealized holding gain on available-for-sale securities	-	-	120,807	11.0	-	115,853	10.5
Treasury stock	-	-	-3,762	-0.3	-	-3,688	-0.3
Total shareholders' equity	-	-	462,891	42.0	-	449,814	40.8
Total liabilities and shareholders' equity	-	-	1,101,991	100.0	-	1,101,549	100.0

(In million yen)

	As of December 31, 2006 (A)		As of March 31, 2006 (B)		(A) - (B)	As of December 31, 2005	
	Amount	%	Amount	%	Amount	Amount	%
Net assets							
Shareholders' capital							
Common stock	88,531	7.4	-	-	-	-	-
Additional paid-in capital							
Capital reserve	93,198		-		-	-	
Other additional paid-in capital	2,756		-		-	-	
Total additional paid-in capital	95,955	8.0	-	-	-	-	-
Retained earnings							
Legal reserve	13,146		-		-	-	
Other retained earnings							
Reserve for dividends payable	50		-		-	-	
Special depreciation reserve	1,270		-		-	-	
Reserve for possible loss on investment	0		-		-	-	
Reserve for advanced depreciation	2,892		-		-	-	
General reserve	98,324		-		-	-	
Retained earnings carried forward	54,912		-		-	-	
Total retained earnings	170,597	14.3	-	-	-	-	-
Treasury stock	-731	-0.1	-	-	-	-	-
Total shareholders' capital	354,352	29.6	-	-	-	-	-
Valuation and translation adjustments							
Net unrealized holding gain on available-for-sale securities	121,432		-		-	-	-
Net deferred gains on hedge contracts	-1,298		-		-	-	-
Total valuation and translation adjustments	120,133	10.1	-	-	-	-	-
Total net assets	474,485	39.7	-	-	-	-	-
Total liabilities and net assets	1,195,798	100.0	-	-	-	-	-

Summary of Interim Non-consolidated Statements of Income

(In million yen)

	Nine months ended December 31, 2006 (A)		Nine months ended December 31, 2005 (B)		(A)-(B)	Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	Amount	%
Revenues from shipping business	799,931	99.2	706,433	99.1	93,497	954,660	99.1
Cost of shipping business	734,051	91.0	610,613	85.6	123,437	840,247	87.2
Profit from shipping business	65,879	8.2	95,819	13.5	-29,939	114,412	11.9
Revenues from other businesses	6,051	0.8	6,245	0.9	-193	8,197	0.9
Cost of other businesses	4,292	0.6	4,700	0.7	-407	6,160	0.7
Profit from other businesses	1,758	0.2	1,544	0.2	213	2,036	0.2
Gross operating income	67,638	8.4	97,364	13.7	-29,725	116,449	12.1
General and administrative expenses	32,025		32,470		-444	43,510	
Operating income	35,613	4.4	64,894	9.1	-29,280	72,938	7.6
Non-operating income							
Interest and dividend income	11,717		12,330		-613	13,597	
Other non-operating income	2,542		4,036		-1,493	4,232	
Total non-operating income	14,259	1.8	16,366	2.3	-2,106	17,830	1.8
Non-operating expenses							
Interest expenses	5,560		5,810		-250	7,392	
Other non-operating expenses	2,669		780		1,888	1,357	
Total non-operating expenses	8,229	1.0	6,591	0.9	1,638	8,750	0.9
Income before extraordinary items	41,643	5.2	74,669	10.5	-33,025	82,018	8.5
Extraordinary gains							
Gain on sale of non-current assets	323		3,714		-3,390	3,613	
Gain on sale of investment securities	3,947		7		3,940	6,472	
Other extraordinary gains	4,874		1,000		3,874	2,797	
Total extraordinary gains	9,145	1.1	4,721	0.7	4,424	12,882	1.3
Extraordinary losses							
Loss on disposal of non-current assets	196		165		30	274	
Reversal of allowance for doubtful accounts	5,232		5,828		-596	7,662	
Other extraordinary losses	2,000		2,425		-424	2,833	
Total extraordinary losses	7,429	0.9	8,419	1.2	-990	10,770	1.1
Income before income taxes	43,359	5.4	70,971	10.0	-27,611	84,131	8.7
Income taxes	14,651	1.8	25,710	3.6	-11,058	30,672	3.1
Net income for the period	28,708	3.6	45,261	6.4	-16,552	53,458	5.6
Retained earnings brought forward	-	-	28,599	4.0	-	28,599	3.0
Interim dividend paid	-	-	10,986	1.6	-	10,986	1.2
Unappropriated retained earnings	-	-	62,873	8.8	-	71,070	7.4

Summary of Statements of Changes in Non-consolidated Net Assets

Nine months ended December 31, 2006 (April 1, 2006 – December 31, 2006)

(In million yen)

	Shareholders' capital												Valuation & translation adjustments			Total net assets
	Common stock	Additional paid-in capital		Retained earnings							Treasury stock	Total share-holders' capital	Net unrealized holding gain on available-for-sale securities	Net deferred gains on hedge contracts	Total valuation and translation adjustments	
		Capital reserve	Other additional paid-in capital	Legal reserve	Other retained earnings											
					Reserve for dividends payable	Special depreciation reserve	Reserve for possible loss on investment	Reserve for advanced depreciation	General reserve	Retained earnings carried forward						
Balance as of March 31, 2006	88,531	93,198	-	13,146	50	3,420	2	3,102	73,324	71,070	-3,762	342,083	120,807	-	120,807	462,891
Change during the period																
Distribution of retained earnings *										-10,984		-10,984				-10,984
Interim distribution of retained earnings										-11,058		-11,058				-11,058
Directors' bonuses *										-185		-185				-185
Reversal of special depreciation reserve *						-1,581				1,581		-				-
Reversal of reserve for possible loss on investment *							-0			0		-				-
Reversal of reserve for advanced depreciation *								-155		155		-				-
Provision for reserve for advanced depreciation *								9		-9		-				-
Provision for general reserve *									25,000	-25,000		-				-
Reversal of special depreciation reserve by interim book closing arrangement						-568				568		-				-
Reversal of reserve for possible loss on investment by interim book closing arrangement							-0			0		-				-
Reversal of reserve for advanced depreciation by interim book closing arrangement								-64		64		-				-
Net income										28,708		28,708				28,708

Purchase of treasury stock											-242	-242				-242
Disposal of treasury stock			2,756								3,273	6,029				6,029
Net change in items other than shareholders' capital during the period													624	-1,298	-674	-674
Total change during the period	-	-	2,756	-	-	-2,149	-1	-209	25,000	-16,158	3,031	12,268	624	-1,298	-674	11,593
Balance as of December 31, 2006	88,531	93,198	2,756	13,146	50	1,270	0	2,892	98,324	54,912	-731	354,352	121,432	-1,298	120,133	474,485

* Based on a resolution on the appropriation of retained earnings adopted at the Annual General Meeting of Shareholders held in June 2006.

Supplementary Information

*All amounts are rounded down to the nearest million yen.

1. Quarterly operating results

Year ending March 31, 2007

(In 100 million yen)

	Apr 1, 2006 – Jun 30, 2006 1Q	Jul 1, 2006 – Sep 30, 2006 2Q	Oct 1, 2006 – Dec 31, 2006 3Q	Jan 1, 2007 – Mar 31, 2007 4Q
Revenues	5,247	5,288	5,486	
Operating income	225	246	298	
Income before extraordinary items	223	266	314	
Net income for the quarter	123	171	191	
Net income per share for the quarter	¥10.09	¥14.01	¥15.55	
Net income per share for the quarter – fully diluted	-	-	-	
Total asset	19,143	19,835	20,572	
Net assets	6,128	6,434	6,698	
Net assets per share	¥468.06	¥490.85	¥511.32	

Year ended March 31, 2006

(In 100 million yen)

	Apr 1, 2005 – Jun 30, 2005 1Q	Jul 1, 2005 – Sep 30, 2005 2Q	Oct 1, 2005 – Dec 31, 2005 3Q	Jan 1, 2006 – Mar 31, 2006 4Q
Revenues	4,306	4,689	5,242	5,055
Operating income	365	440	394	204
Income before extraordinary items	363	429	416	195
Net income for the quarter	217	266	277	159
Net income per share for the quarter	¥17.85	¥21.80	¥22.71	¥12.66
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	15,495	17,192	18,732	18,774
Shareholders' equity	4,311	4,897	5,508	5,753
Shareholders' equity per share	¥353.16	¥401.21	¥451.34	¥471.05

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share – fully diluted data are not shown in the above table, as there are no potential securities outstanding.

2. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Yen depreciated against dollars by	Year ended March 31, 2006
Average exchange rate during the period	115.96 ¥/US$	111.66 ¥/US$	¥4.30	113.09 ¥/US$
Exchange rate at end of period	119.11 ¥/US$	118.07 ¥/US$	¥1.04	117.47 ¥/US$

3. Bunker oil prices information (on a consolidated basis)

	Nine months ended December 31, 2006	Nine months ended December 31, 2005	Change	Year ended March 31, 2006
Bunker oil prices per metric ton	US$326.34/MT	US$273.92/MT	Up US$52.42	US$283.08/MT

4. Balance of interest-bearing debt at end of period *(on a consolidated basis)*

(In 100 million yen)

	Nine months ended December 31, 2006	Year ended March 31, 2006	Change	Nine months ended December 31, 2005
Loans	6,513	6,265	247	6,389
Corporate bonds	1,883	1,068	815	1,068
Commercial paper	470	327	143	630
Total	8,866	7,660	1,206	8,087



JOINT PRESS RELEASE

February 1st, 2007
Tokyo

Panalpina and the NYK Group Join Forces

Panalpina and the NYK Group reach agreement on global cooperation

Panalpina and the NYK Group have agreed to globally cooperate with each other based on the mutual recognition that both parties are in a position to provide support to each other because of their complementary geographic networks and business models around the world, as well as long-term friendly relations.

The two parties believe that they will increase efficiencies, reduce costs, and create new business opportunities through a strategic cooperation that includes logistics and transportation services, facilities, and networks on and over seas, land, and air.

Among various areas of collaboration, Panalpina and NYK subsidiary Yusen Air & Sea Service Co. Ltd. (YAS) will also enter into a comprehensive mutual cooperation relationship in the freight-forwarding business with a mutual agency contract in order to establish partnership successfully.

The Panalpina Group

The Panalpina Group is one of the world's leading suppliers of forwarding and logistics services, specializing in intercontinental air freight and ocean freight shipments and associated supply chain management solutions. Thanks to its in-depth industry know-how and state-of-the-art IT systems, Panalpina provides globally integrated door-to-door forwarding solutions tailored to its customers' individual needs. The Panalpina Group operates a close-knit network with some 500 branches in more than 80 countries. In a further 60 countries, it cooperates closely with partner companies. Panalpina employs some 14 000 people worldwide. Further information may be found at www.panalpina.com.

NYK Group

NYK Group is one of the world's leading transportation and logistics companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, trucks combined with various logistics services. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo. Further information can be found at www.nykline.co.jp.

For further information please contact:
NYK Line
Keizo Nagai
Corporate Communications Group
Phone : +81 3 32845058
PRTEAM@jp.nykline.com



News Release



Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan

February 2, 2007

NYK Agrees to 24-Year Charter Contract with Bao Shan Iron & Steel

Nippon Yusen Kabushiki Kaisha (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) has agreed to a 24-year charter contract with Bao Shan Iron & Steel Co. Ltd. (Bao Shan; Head office: Shanghai, China) for the transport of iron ore from Brazil to Maanshan, China.

Shipments will begin from the end of 2007, and during the first four years of the contract, NYK will transport 800,000 tons of iron ore each year. For the subsequent 20 years of the contract, from the middle of 2010, NYK will use a new 300,000-ton bulk carrier, built by Nantong COSCO KHI Ship Engineering Co. Ltd. (NACKS), for the transport of 1,200,000 tons of iron ore each year. This 300,000-ton bulk carrier will be the first Capesize bulk carrier order by NYK from NACKS.

This contract will be the fourth long-term contract of more than ten years between NYK and Bao Shan. NYK had previously concluded three long-term charter contracts with Bao Shan for the transport of iron ore to China; a 180,000-ton bulk carrier is used to fulfill the requirements of the first contract, a 200,000-ton bulk carrier is used for the second, and a 230,000-ton bulk carrier is used for the third.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 130 containerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.



News Release



Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan

February 13, 2007

NYK signed a Heads of Agreement with Jett 8 Airlines Cargo.

NYK Line (NYK; Head office: Chiyoda-ku, Tokyo; President: Koji Miyahara) has signed a Heads of Agreement toward the investment to Jett8, (Chairman and CEO: Louis Tan), a new international cargo airline in Singapore. At the same time, Nippon Cargo Airlines (NCA; Headquarters: Tokyo; President: Takuro Uchiyama), a subsidiary of NYK, has reached an agreement with Jett8. The gist of the agreement with NCA is as follows:

-- Jett8 will obtain an Air-Operator's Certificate and air-traffic rights, required to operate its scheduled international network, from the government of Singapore by the spring of this year. At the same time, Jett8 will build a competitive business infrastructure to support operations. Initially, Jett8 will serve the Singapore–Hong Kong–Singapore route and the Singapore–Europe–Middle East–Singapore route, as well as intraregional Southeast Asian routes.

-- NCA will sell a B747-200F to Jett8 this spring. At the same time, NCA will receive a block of space from the new airline. In addition, NCA will provide GSA services in the countries that Jett8 serves.

-- NCA will cooperate with Jett8 by providing aircraft. Jett8 will not only fly routes to Europe and the Middle East but also will work to create new routes to China, India, Russia, and areas throughout the pacific in the near future.

The government of Singapore has already signed Open-Sky Agreements with the European Union, the United States, India, and China (contains some limitations) and is currently involved in negotiations for intraregional Open-Sky measures among ASEAN states.

NCA, through this business collaboration, will not only enhance its network through Singapore and Hong Kong but will also acquire direct access to the fast-growing trades between Asia and North America / Europe.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies.

YK LINE

News Release

YK Group operates approximately 700 major ocean vessels, as well as fleets of es, trains, and trucks. The company's shipping fleet includes around 130 ntainerships, 210 bulk carriers, 40 wood-chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2005 was $16 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.